26th Floor, Gloucester Tower The Landmark 15 Queen’s Road Central Hong Kong Telephone: +852 3761 3300 Facsimile: +852 3761 3301 www.kirkland.com	David Zhang To Call Writer Directly +852 3761 3318 david.zhang@kirkland.com

June 29, 2017

CONFIDENTIAL

Draft Registration Statement

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Four Seasons Education (Cayman) Inc.

Confidential Submission of Draft Registration Statement on Form F-1

Dear Sir or Madam:

On behalf of our client, Four Seasons Education (Cayman) Inc. (the “Company”), a foreign private issuer incorporated under the laws of the Cayman Islands, we are submitting the Company’s draft Registration Statement on Form F-1 (the “Registration Statement”) relating to a proposed initial public offering in the United States of American Depositary Shares (“ADSs”), representing the Company’s ordinary shares, par value US$0.0001 per share. The ADSs are expected to be listed on the New York Stock Exchange or NASDAQ Global Select Market. Subject to market conditions and the resolution of the comments of the staff of the Commission (the “Staff”) on the Registration Statement, the Company expects to file a preliminary prospectus with a price range and commence its marketing efforts in November 2017.

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended. In accordance with the procedures of the Securities and Exchange Commission (the “Commission”) for emerging growth companies, the enclosed draft Registration Statement is being submitted to the Staff in draft form and for the Staff’s review on a confidential basis.

If you have any questions regarding the Registration Statement, please contact me at david.zhang@kirkland.com, +852 3761 3318 (work) or +852 9124 8324 (cell), or Steve Lin at steve.lin@kirkland.com, +86 10 5737 9315 (work) or +86 186 1049 5593 (cell). Questions pertaining to accounting and auditing matters may be directed to Charlotte Lu at Deloitte Touche Tohmatsu at chalu@deloitte.com.cn, +86 21 6141 1801 (work). Deloitte Touche Tohmatsu Certified Public Accountants LLP is the independent registered public accounting firm of the Company.

PARTNERS: Pierre-Luc Arsenault1 | Lai Yi Chau | Henry M.C. Cheng3 | Justin M. Dolling3 | David Patrick Eich3# | Liu Gan | Damian C. Jacobs3 | Guang Li1 | Neil E.M. McDonald | Douglas S. Murning3 | Kelly Naphtali | Nicholas A. Norris3 | Derek K.W. Poon1,3 | Jesse D. Sheley | Arthur K.H. Tso | Dominic W.L. Tsun1,3 | Li Chien Wong | Judy W.C. Yam | David Yun3

REGISTERED FOREIGN LAWYERS: Daniel J. Abercromby3 | Damien Coles3 | David M. Irvine3 | Benjamin W. James2 | Xiaoxi Lin1 | Daniel R. Lindsey3 | Peng Qi1 | Benjamin Su1 | Jonathan J. Tadd3 | Huimin Tang1 | Wenchen Tang1 | Xiaoyao Yin1 | David Zhang1

ADMITTED IN: 1 State of New York (U.S.A.); 2 State of Texas (U.S.A.); 3 England and Wales; # non-resident

Beijing  Chicago  Houston  London  Los Angeles  Munich  New York  Palo  Alto  San Francisco  Shanghai  Washington, D.C.

Securities and Exchange Commission
June 29, 2017	CONFIDENTIAL

Thank you for your time and attention.

Very truly yours,

/s/ David T. Zhang
David Zhang

Enclosure

c.c.	Yi Zuo, Chief Financial Officer

Steve Lin, Esq., Partner, Kirkland & Ellis International LLP

Charlotte Lu, Partner, Deloitte Touche Tohmatsu Certified Public Accountants LLP

Z. Julie Gao, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP